UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           FORM 8-B12B

                 FOR REGISTRATION OF SECURITIES
                  OF CERTAIN SUCCESSOR ISSUERS
         FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    Realty Income Corporation
     ------------------------------------------------------
     (Exact name of registrant as specified in its charter)


               Maryland                  33-05080106
       -----------------------     ----------------------
       (State of incorporation        (I.R.S. Employer
           or organization)        Identification Number)


       220 West Crest Street
       Escondido, California             92025-1707
       ---------------------             ----------
       (Address of principal             (Zip Code)
        executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered
-----------------------------      ------------------------------
Common Stock, $1.00 Par Value      New York Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        ----------------
                        (Title of class)

ITEM 1.  GENERAL INFORMATION.
=============================

     (a)  The registrant, Realty Income Corporation (the
"Registrant" or "Company") was incorporated in Maryland on March
25, 1997 under the name Realty Income of Maryland, Inc.

     (b) The Registrant's fiscal year end is December 31 of each year.

ITEM 2.  TRANSACTION OF SUCCESSION.
===================================

     (a)  The predecessor to the Registrant, Realty Income
Corporation, a Delaware corporation ("Realty Income Delaware") had securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at the time of the succession to the Registrant.

     (b) Realty Income Delaware changed its state of incorporation from Delaware to Maryland through a merger (the "Merger") of Realty Income Delaware with and into its wholly-owned subsidiary, Realty Income of Maryland, Inc. ("Realty Income Maryland"). The Merger was effective as of 8:30 a.m. (EST) on May 28, 1997 (the "Effective Time") and was conducted pursuant to the Agreement and Plan of Merger dated as of May 15, 1997, by and between Realty Income Delaware and Realty Income Maryland.
Realty Income Maryland was the surviving entity immediately after the Merger, at which time it changed its name to Realty Income Corporation. At the Effective Time, by virtue of the Merger and without any action on the part of Realty Income Delaware or Realty Income Maryland or any holder of any stock of either of them, the following occurred:

          1. Each share of common stock, par value $1.00 per share, of Realty Income Delaware ("Delaware Shares") issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Registrant ("Maryland Shares" or "Common Stock"). Each certificate representing Delaware Shares represents the right to receive Maryland Shares. All Delaware Shares have ceased to be outstanding, have been canceled and retired and no longer exist.

          2. Each Delaware Share issued and held in Realty Income Delaware's treasury at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, has ceased to be outstanding, has been cancelled and retired without payment of any consideration therefore and is no longer outstanding.

          3. Each Maryland Share issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Realty Income Maryland or the holder of such shares, has been cancelled and retired without payment of any consideration therefor.

          4. Each option or other right to purchase or otherwise acquire Delaware Shares pursuant to stock option or other stock-based plans of Realty Income Delaware granted and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder of such option or right, has been converted into and has become a right to purchase or otherwise acquire the same number of Maryland Shares at the same price per share and upon the same terms and subject to the same conditions as applicable to such options or other rights immediately prior to the Effective Time.

     From and after the Effective Time, each issued and outstanding Delaware Share and all rights in respect thereof shall be converted into one fully paid and nonassessable Maryland Share, and each certificate nominally representing Delaware Shares shall for all purposes be deemed to evidence the ownership of an equal number of Maryland Shares. The holders of certificates shall not be required immediately to surrender the same in exchange for certificates of Maryland Shares, but, as certificates nominally representing Delaware Shares are surrendered for transfer, Registrant will cause to be issued certificates representing Maryland Shares, and, at any time upon surrender by any holder of certificates nominally representing Delaware Shares, Registrant will cause to be issued therefor certificates for an equal number of Maryland Shares.

ITEM 3.  SECURITIES TO BE REGISTERED.
=====================================

     The authorized capital stock of the Registrant consists of 100,000,000 shares of Common Stock, $1.00 par value per share, and 20,000,000 shares of Preferred Stock, $1.00 par value per share. As of June 27, 1997, 22,988,186 shares of Common Stock were outstanding (of which none were held by or for the Registrant), and no shares of Preferred Stock were outstanding.

ITEM 4.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
====================================================

     Subject to the preferential rights of any other shares or series of stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Registrant's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Registrant may be subject to certain restrictions if the Registrant fails to pay dividends on any Preferred Stock. Upon any liquidation, dissolution or winding up of the Registrant, holders of Common Stock are entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Registrant and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Registrant's Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Registrant at a subsequent date. All shares of Common Stock now outstanding are fully paid and nonassessable, and no shares of Common Stock are or will be subject to preemptive or similar rights. The foregoing description of the Common Stock is subject to and qualified in its entirety by reference to the applicable provisions of the Registrant's Articles of Incorporation and Bylaws.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.
===========================================

     (a) Financial Statements. Because the capital structure and balance sheet of the Registrant immediately after the Merger were substantially the same as those of Realty Income Delaware, no financial statements are included herein.

     (b) Exhibits. The following documents are filed as exhibits hereto:

  EXHIBITS
REQUIRED BY
  FORM 8-B                       DESCRIPTION
-----------------------------------------------------------------
     A Notice of Annual Meeting of Stockholders of Realty Income Corporation and Proxy Statement dated March 28, 1997 ("Proxy Statement") (filed with the Commission on March 28, 1997 and incorporated herein by reference)

     B Agreement and Plan of Merger dated as of May 15, 1997 between Realty Income Corporation, a
                Delaware corporation, and Realty Income of Maryland, Inc., a Maryland corporation.

  EXHIBITS
REQUIRED BY
  FORM 10                        DESCRIPTION
-----------------------------------------------------------------
    2.1 Agreement and Plan of Merger between Realty Income Corporation and R.I.C. Advisor, Inc. dated as of April 28, 1995 (filed as Appendix A to the Company's Proxy Statement and incorporated herein by reference)

    3.1         Articles of Incorporation of Realty Income
                Corporation (filed as Appendix B to the Company's
                Proxy Statement and incorporated herein by reference)

    3.2         Bylaws of Realty Income Corporation (filed as
                Appendix C to the Company's Proxy Statement and incorporated herein by reference)

    4.1 Form of Indenture dated as of May 6, 1997 between the Company and The Bank of New York (filed as
                Exhibit 4.1 to the Company's Form 8-K dated
                May 5, 1997 and incorporated herein by reference)

    4.2         Pricing Committee Resolutions and Form of 7 3/4%
                Note due 2007 (filed as Exhibit 4.2 to the
                Company's 8-K dated May 5, 1997 and incorporated herein by reference)

    4.3         First Supplemental Indenture dated as of
                May 28, 1997 between the Company and The Bank of
                New York

    4.4         Specimen Stock Certificate for Registrant's
                Common Stock

    10.1        Revolving Credit Agreement (filed as Exhibit 99.2
                to the Company's Form 8-K dated December 16, 1994 and incorporated herein by reference)

    10.2        First Amendment to the Revolving Credit Agreement
                (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.3        Second Amendment to the Revolving Credit
                Agreement (filed as Exhibit 99.2 to the Company's
                Form 8-K dated December 19, 1995 and incorporated herein by reference)

    10.4 Third Amendment to the Revolving Credit Agreement (filed as Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)
    10.5 Fourth Amendment to the Revolving Credit Agreement (filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)

    10.6        Stock Incentive Plan (filed as Exhibit 4.1 to the
                Company's Registration Statement on Form S-8
                (Registration number 33-95708) and incorporated herein by reference)

    10.7 Form of Indemnification Agreement to be entered into between the Company and the executive officers of the Company (filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.8        Form of Management Incentive Plan (filed as
                Exhibit 10.5 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.9 First Amendment to the Stock Incentive Plan, dated as of June 12, 1997

    10.10 Form of Employment Agreement between the Company and its Executive Officers

    12.1        Statement regarding Computation of Ratio of
                Earnings to Fixed Charges (filed as Exhibit 12.1 to the Company's Form 8-K dated May 5, 1997 and incorporated herein by reference)

    21.1        Subsidiaries of Registrant as of June 15, 1997
                (filed as Exhibit 21.1 to the Company's Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)

    27 Financial Data Schedule (filed as Exhibit 27 to the Company's Form 10-Q for the quarter ended
                March 31, 1997 and incorporated herein by reference)

    99.1 Press release announcing that Thomas A. Lewis has been selected to succeed William E. Clark as Chief Executive Officer of the Company (filed as
                Exhibit 99.1 to the Company's Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29, 1997        REALTY INCOME CORPORATION



                        By: /S/ RICHARD J. VANDERHOFF
                            -------------------------------------
                            Richard J. VanDerhoff
                            President and Chief Operating Officer

EXHIBIT NO.    DESCRIPTION
-----------------------------------------------------------------
    A Notice of Annual Meeting of Stockholders of Realty Income Corporation and Proxy Statement dated March 28, 1997 ("Proxy Statement") (filed with the Commission on March 28, 1997 and incorporated herein by reference)

    B Agreement and Plan of Merger dated as of May 15, 1997 between Realty Income Corporation, a
                Delaware corporation, and Realty Income of Maryland, Inc., a Maryland corporation.

    2.1 Agreement and Plan of Merger between Realty Income Corporation and R.I.C. Advisor, Inc. dated as of April 28, 1995 (filed as Appendix A to the Company's Proxy Statement and incorporated herein by reference)

    3.1         Articles of Incorporation of Realty Income
                Corporation (filed as Appendix B to the Company's
                Proxy Statement and incorporated herein by reference)

    3.2         Bylaws of Realty Income Corporation (filed as
                Appendix C to the Company's Proxy Statement and incorporated herein by reference)

    4.1 Form of Indenture dated as of May 6, 1997 between the Company and The Bank of New York (filed as
                Exhibit 4.1 to the Company's Form 8-K dated
                May 5, 1997 and incorporated herein by reference)

    4.2         Pricing Committee Resolutions and Form of 7 3/4%
                Note due 2007 (filed as Exhibit 4.2 to the
                Company's 8-K dated May 5, 1997 and incorporated herein by reference)

    4.3         First Supplemental Indenture dated as of
                May 28, 1997 between the Company and The Bank of
                New York

    4.4         Specimen Stock Certificate for Registrant's
                Common Stock

    10.1        Revolving Credit Agreement (filed as Exhibit 99.2
                to the Company's Form 8-K dated December 16, 1994 and incorporated herein by reference)

    10.2        First Amendment to the Revolving Credit Agreement
                (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.3        Second Amendment to the Revolving Credit
                Agreement (filed as Exhibit 99.2 to the Company's
                Form 8-K dated December 19, 1995 and incorporated herein by reference)

    10.4        Third Amendment to the Revolving Credit Agreement
                (filed as Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)

    10.5        Fourth Amendment to the Revolving Credit
                Agreement (filed as Exhibit 10.5 to the Company's
                Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)

    10.6        Stock Incentive Plan (filed as Exhibit 4.1 to the
                Company's Registration Statement on Form S-8
                (Registration number 33-95708) and incorporated herein by reference)

    10.7 Form of Indemnification Agreement to be entered into between the Company and the executive officers of the Company (filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.8        Form of Management Incentive Plan (filed as
                Exhibit 10.5 to the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference)

    10.9 First Amendment to the Stock Incentive Plan, dated as of June 12, 1997

    10.10 Form of Employment Agreement between the Company and its Executive Officers

    12.1        Statement regarding Computation of Ratio of
                Earnings to Fixed Charges (filed as Exhibit 12.1 to the Company's Form 8-K dated May 5, 1997 and incorporated herein by reference)

    21.1        Subsidiaries of Registrant as of June 15, 1997
                (filed as Exhibit 21.1 to the Company's Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)

    27 Financial Data Schedule (filed as Exhibit 27 to the Company's Form 10-Q for the quarter ended
                March 31, 1997 and incorporated herein by reference)

    99.1 Press release announcing that Thomas A. Lewis has been selected to succeed William E. Clark as Chief Executive Officer of the Company (filed as
                Exhibit 99.1 to the Company's Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)

                                                        EXHIBIT B
                  AGREEMENT AND PLAN OF MERGER
                  ----------------------------

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of
May 15, 1997, is between Realty Income Corporation, a Delaware corporation (the "Company"), and Realty Income of Maryland, Inc., a Maryland corporation (the "Maryland Company").

                            RECITALS
                            ========

WHEREAS, the Board of Directors of the Company and the Board of Directors of the Maryland Company each have determined that it is in the best interests of their respective stockholders to effect the merger provided for herein (the "Merger") upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein the parties hereto adopt the plan of merger encompassed by this agreement and agree as follows:

                            ARTICLE I

               THE MERGER; CLOSING; EFFECTIVE TIME

1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Company shall be merged with and into the Maryland Company and the separate corporate existence of the Company shall thereupon cease (the "Merger"). To the extent the Merger constitutes a transaction for federal income tax purposes, the parties intend that the Merger qualify as a reorganization described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. The Maryland Company shall be the surviving entity in the Merger (sometimes hereinafter referred to as the "Surviving Entity") and shall continue to be governed by the laws of the State of Maryland and the separate existence of the Maryland Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

The Merger shall have the effects specified in the Delaware
General Corporation Law (the "DGCL") and the Maryland General
Corporation Law (the "MGCL").

1.2 CLOSING. The closing of the Merger (the "Closing") shall take place (i) at the offices of Latham & Watkins, 650 Town Center Drive, Suite 2000, Costa Mesa, California 92626 at 10:00 a.m local time on the first business day on which the last to be fulfilled or waived of the conditions set forth in Section 6.1 hereof shall be fulfilled or (ii) at such other place and time and/or on such other date as the Company and the Maryland Company may agree.

1.3 EFFECTIVE TIME. Following the Closing, and provided that this Agreement has not been terminated or abandoned pursuant to
Article VII hereof, the Company and the Maryland Company will, at such time as they deem advisable, cause a Certificate of Ownership and Merger (the "Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Section 253 of the DGCL and Articles of Merger (the "Articles of Merger") to be filed with the State Department of Assessments and Taxation of Maryland (the "SDAT") as provided in Section 3-105 of the MGCL. The Merger shall become effective at the latter of the filing of the Certificate of Merger with the Secretary of State of Delaware and the acceptance for record of the Articles of Merger by the SDAT (the "Effective Time").

                           ARTICLE II

              ARTICLES OF INCORPORATION AND BYLAWS
                  OF THE SURVIVING CORPORATION

2.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of the Maryland Company in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Entity, until duly amended in accordance with the terms thereof, and the MGCL.

2.2 THE BYLAWS. The Bylaws of the Maryland Company in effect at the Effective Time shall be the Bylaws of the Surviving Entity, until duly amended in accordance with the terms thereof and the MGCL.

                           ARTICLE III

                     DIRECTORS AND OFFICERS
                  OF THE SURVIVING CORPORATION

3.1 DIRECTORS AND OFFICERS. The directors and officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity's Articles of Incorporation and Bylaws.

                           ARTICLE IV

             EFFECT OF THE MERGER ON CAPITAL STOCK;
                    EXCHANGE OF CERTIFICATES

4.1 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company;

     (a) Each share of the common stock, par value $1.00 per share (the "Company Shares") of the Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share (the "Maryland Company Shares") of the Maryland Company. Each certificate (each, a "Certificate") representing any such Company Shares shall thereafter represent the right to receive Maryland Company Shares. At the Effective Time, all Company Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist.

     (b) Each Company Share issued and held in the Company's treasury at the Effective Time, shall by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

     (c) At the Effective Time, each Maryland Company Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Maryland Company or the holder of such shares, be cancelled and retired without payment of any consideration therefor.

     (d) Each option or other right to purchase or otherwise acquire Company Shares pursuant to stock option or other stock-based plans of the Company granted and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such option or right, be converted into and become a right to purchase or otherwise acquire the same number of Maryland Company Shares at the same price per share and upon the same terms and subject to the same conditions as applicable to such options or other rights immediately prior to the Effective Time.

4.2 CONVERSION OF OUTSTANDING STOCK OF THE COMPANY. From and after the Effective Time, each issued and outstanding Company Share and all rights in respect thereof shall be converted into one fully paid and nonassessable Maryland Company Share, and each Certificate nominally representing Company Shares shall for all purposes be deemed to evidence the ownership of an equal number of Maryland Company Shares. The holders of Certificates shall not be required immediately to surrender the same in exchange for certificates of Maryland Company Shares, but, as Certificates nominally representing Company Shares are surrendered for transfer, the Maryland Company will cause to be issued certificates representing Maryland Company Shares, and, at any time upon surrender by any holder of Certificates nominally representing Company Shares, the Maryland Company will cause to be issued therefor certificates for an equal number of Maryland Company Shares.

                            ARTICLE V

                            COVENANTS

5.1 STOCK EXCHANGE LISTING. The Maryland Company shall use its best efforts to cause the Maryland Company Shares to be issued in the Merger to be approved for listing on the New York Stock Exchange, Inc. ("NYSE"), subject to official notice of issuance, prior to the Closing Date.

5.2 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. From and after the Effective Time, the Surviving Entity agrees that it will indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (i) any individual who is a present or former director or officer of the Company or (ii) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law.

                           ARTICLE VI

                           CONDITIONS

6.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER.
The respective obligations of the Maryland Company and the Company to consummate the Merger are subject to the fulfillment of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been duly approved by the holders of a majority of the Company Shares, in accordance with applicable law and the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company.

     (b) NYSE Listing. The Maryland Company Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

                           ARTICLE VII

                           TERMINATION

7.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of the Company Shares, by the mutual consent of the Board of Directors of the Company and the Board of Directors of the Maryland Company.

7.2 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article VII, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement.

                          ARTICLE VIII

                    MISCELLANEOUS AND GENERAL

8.1 MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL and the MGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.2 WAIVER OF CONDITIONS. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

8.3 COUNTERPARTS. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the States of Delaware and Maryland.

8.5  NO THIRD PARTY BENEFICIARIES.  Except as provided in Section
5.2, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6 HEADINGS. The Article, Section and paragraph headings herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.7 SERVICE OF PROCESS. The Maryland Company may be served with process in the State of Maryland in any proceeding for the enforcement of any obligation of the Company, as well as for enforcement of any obligations of the Maryland Company arising from the Merger, and it does hereby irrevocably appoint the Secretary of State of the State of Maryland as its agent to accept service of process in any such suit or other proceedings. The address to which a copy of such process shall be mailed by the Secretary of State to the Maryland Company is 220 West Crest Street, Escondido, California 92025-1707, Attn: Legal Department.

8.8 CHANGE OF NAME. The Maryland Company will change its name to Realty Income Corporation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.

                                  REALTY INCOME CORPORATION

Attest: /S/ MICHAEL R. PFEIFFER   By: /S/ RICHARD J. VANDERHOFF
        -----------------------       -------------------------
        Michael R. Pfeiffer           Richard J. VanDerhoff
        Vice President, General       President and Chief
        Counsel and Secretary         Operating Officer

                                  REALTY INCOME OF MARYLAND, INC.

Attest: /S/ MICHAEL R. PFEIFFER   By: /S/ RICHARD J. VANDERHOFF
        -----------------------       -------------------------
        Michael R. Pfeiffer           Richard J. VanDerhoff
        Vice President, General       President and Chief
        Counsel and Secretary         Operating Officer